BioLargo, Inc.

14921 Chestnut St.

Westminster, CA 92683

September 19, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:         BioLargo, Inc.

Registration Statement on Form S-1

Filed September 15, 2017

File No. 333-220482

Ladies and Gentlemen:

This letter follows your voicemail to our outside counsel regarding the above-referenced registration statement on Form S-1 that was filed by BioLargo, Inc. on September 15, 2017 (the “Registration Statement”).  Please accept this letter as an amendment to the Registration Statement to address language required by Securities and Exchange Commission Rule 473 that was inadvertently omitted from the Registration Statement. BioLargo, Inc. specifically amends and incorporates into the facing page of the Registration Statement following the fee table, the following language:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

We appreciate the staff’s comments, and request that the staff contact Christopher A. Wilson, Esq. at (949) 752-1100 or via email at cwilson@wilsonoskam.com with any questions or comments.

Very truly yours,

/s/Dennis P Calvert

Dennis P. Calvert

President

BioLargo, Inc.

cc:         Christopher A. Wilson, Esq.

cwilson@wilsonoskam.com